February 9, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Melissa Raminpour

Re: Radiant Logistics, Inc.

Form 10-K for the year ended June 30, 2015

Filed September 28, 2015

File No. 001-35392

Dear Ms. Raminpour:

We thank you for your comment letter dated January 11, 2016 (the “Comment Letter”) addressed to Radiant Logistics, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-k for the Fiscal Year Ended June 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Supplemental Pro Forma Information, page 33

1.We note your disclosure that the pro forma results disclosed reflect a consolidation of the historical results of operations of the Company and are adjusted to include the historical results of On Time, Wheels and SBA, as if you had acquired all of them as of July 1, 2013. Please note that Rule 11-02(c)(2)(i) ordinarily prohibits the disclosure of pro forma information for annual periods prior to the most recent fiscal year end. However, in light of the fact that you filed pro forma financial information for the year ended June 30, 2014 in a Form 8-K on April 27, 2015 to reflect the Wheels acquisition, your MD&A discussion of the pro forma results of operations for fiscal 2015 may be compared to the pro forma financial information for fiscal 2014 previously filed via the Form 8-K, which reflects only the Wheels acquisition. Also, all adjustments made to the pro forma amounts should be disclosed and discussed within MD&A. In this regard we note that in addition to depreciation and amortization pro forma adjustments, it appears there may be some adjustments to interest income and expense. Please revise accordingly.

Response:

The Company will amend the Pro Forma table to include only Wheels as if it had been acquired as of July 1, 2014.  The company will omit the prior year Pro Forma results pursuant to rule Rule 11-02(c)(2)(i) as well as the corresponding the year over year change columns.  Additionally, the Company will provide additional footnotes highlighting the increased incremental interest expense and increased incremental depreciation and amortization costs to the current year pro forma as if Wheels had been acquired as of July 1, 2014.

Supplemental Pro forma Information

Basis of Presentation

The results of operations discussion that appears below has been presented utilizing a combination of historical unaudited and, where relevant, pro forma unaudited information to include the effects on our consolidated financial statements of our acquisition of  Wheels, as if we had acquired Wheels as of July 1, 2014. The pro forma results are also adjusted to reflect a consolidation of the historical results of operations of Wheels, and the Company as adjusted to reflect the amortization of acquired intangibles. The pro forma results have been developed based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of this transaction.

The pro forma financial data is not necessarily indicative of results of operations that would have occurred had the acquisition been consummated at the beginning of the periods presented or which might be attained in the future.

The following table summarizes transportation revenue, cost of transportation and net transportation revenue (in thousands) for the fiscal years ended June 30, 2015 (pro forma and unaudited):

Twelve Months Ended June 30, 2015
Transportation revenue	$751,330
Cost of transportation	596,338

Net transportation revenue	$154,992
Net transportation margins	20.6%

The following table presents certain condensed consolidated statements of income data as a percentage of our net transportation revenue (in thousands) for the fiscal year ended June 30, 2015 (pro forma and unaudited):

	Twelve Months Ended June 30, 2015	Percentage
Net transportation revenue	$154,992	100%

Operating partner commissions	60,355	38.9%
Personnel costs	53,055	34.2%	(a)
Selling, general and administrative expenses	23,265	15.0%	(b)
Depreciation and amortization	11,745	7.6%	(c)
Transition and Lease termination costs	769	0.5%
Restructuring Costs	3,672	2.4%
Impairment of Intangibles	831	0.5%
Change in contingent consideration	(4,846)	-3.1%

Total operating expenses	148,846	96.0%

Income from operations	6,146	4.0%
Interest (expense) net	(5,565)	-3.6%	(d)
Other income (expense)	1,878	1.2%

Income before income tax expense	2,459	1.6%
Income tax expense	(861)	-0.6%	(e)

Net income	1,598	1.0%
Less: Net income attributable to non-controlling interest	(81)	-0.1%

Net income attributable to Radiant Logistics, Inc.	1,517	1.0%
Less: Preferred stock dividends	(2,045)	-1.3%

Net loss attributable to common stockholders	$(528)	-0.3%

(a) - Includes $186 of stock based compensation expense for the first nine months related to the Wheels transaction
(b) - Includes $1,644 of transaction expenses related to the acquisition incurred by Radiant during the year ended June 30, 2015
(c) - Includes $4,209 of amortization of intangibles expense for the first nine months related to the Wheels transaction
(d) - Includes $3,709 of interest expense for the first nine months related to the Wheels transaction
(e) - Includes a tax benefit of $1,517 for the first nine months related to the Wheels transaction

The following table provides a reconciliation for the fiscal year ended June 30, 2015 (pro forma and unaudited) of adjusted EBITDA to net (loss), the most directly comparable GAAP measure in accordance with SEC Regulation G (in thousands):

	Twelve Months Ended June 30, 2015
Net transportation revenue	$154,992

Net loss attributable to common stockholders	$(528)
Preferred stock dividends	2,045

Net income attributable to Radiant Logistics, Inc.	1,517
Income tax expense	861
Depreciation and amortization	11,745
Net interest expense	5,565

EBITDA	$19,688

Share-based compensation	1,301	(a)
Change in contingent consideration	(4,846)
Transition and Lease termination costs	769
Restructuring Costs	3,672
Impairment of Intangibles	831
Foreign exchange loss	739

Adjusted EBITDA	$22,154
As a % of Net Revenues	14.3%

(a) - Includes $186 of stock based compensation expense for the first nine months related to the Wheels transaction

Report of Independent Registered Public Accounting Firm, page F-2

2.Please revise to include the city and state of the independent registered public accounting firm in the accountant’s report. Reference is made to Rule 2-02(a) of Regulation S-X.

Response:

The Company will amend its Form 10-K to include the city and state of the independent registered public accounting firm in the accountant’s report.

Financial Statements

Note 13. Operating and Geographic Segment Information, page F-27

3. Please expand the first table to also provide a reconciliation of the total income from operations to the amount of consolidated income before income taxes as reported on the face of the statements of operations and comprehensive income. Reference is made to ASC 280-10-50-30(b). This comment is also applicable to your September 30, 2015 Quarterly Report on Form 10-Q, pursuant to ASC 280-10-50-32(f).

Response:

The Company will revise its disclosure as requested by the Staff in future filings.  Specifically, the Company will incorporate two additional lines into the table to reflect “Other operating expense” and “Income before income taxes”.  The following is an example of the disclosure we expect to make in future filings:

Year ended June 30, 2015 (in thousands)	United States	Canada	Corporate/ Eliminations	Total
Revenues	$473,683	$29,923	$(941)	$502,665
Net revenues	118,174	5,549	—	123,723
Income from operations	17,489	(144)	(6,795)	10,550
Other operating expense	471	251	1,856	2,578
Income before income taxes	17,018	(395)	(8,652)	7,971
Depreciation and amortization	5,197	880	282	6,359
Goodwill	43,185	19,904	—	63,089

Year ended June 30, 2014 (in thousands)
Revenues	$349,133	$—	$—	$349,133
Net revenues	99,235	—	—	99,235
Income from operations	15,156	—	(4,632)	10,524
Other operating expense	(164)	—	2,424	2,260
Income before income taxes	15,320	—	(7,056)	8,264
Depreciation and amortization	4,297	—	235	4,532
Goodwill	28,247	—	—	28,247

4. Please expand the table of geographic revenues to also include the amount of long-lived assets located in the United States and those in other countries. To the extent long-lived assets are within Canada and are material as a result of the Wheels acquisition, please separately disclose this information. Reference is made to ASC 280-10-50-41(b).

Response:

The Company will revise its disclosure as requested by the Staff in future filings.  Specifically, the Company will insert a line item to reflect Long Lived Fixed Assets.  The following is an example of the disclosure we expect to make in future filings:

	United States		Other Countries		Total
Year ended June 30:	2015	2014	2015	2014	2015	2014
Revenue	$287,715	$211,924	$214,950	$137,209	$502,665	$349,133
Cost of transportation	208,558	142,652	170,384	107,246	378,942	249,898
Net revenue	$79,157	$69,272	$44,566	$29,963	$123,723	$99,235

Long lived fixed assets (net)	$11,204	$1,265	$1,972	$—	$13,176	$1,265

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (425) 943-4541with any questions or additional comments.  Thank you.

Very truly yours,

RADIANT LOGISTICS, INC.

By: /s/ Todd E. Macomber

      Todd E. Macomber

      Senior Vice President and Chief Financial Officer